THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 9



                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                           For the month of May 2000


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F  ___
                                  ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes   ____    No   X
                                               ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.
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                                       2

ANNOUNCEMENT OF MERGER AGREEMENT BETWEEN NTT COMMUNICATIONS AND VERIO

     On May 8, 2000, the registrant announced that NTT Communications Corporation and Verio Inc. have entered into a definitive merger agreement. NTT Communications Corporation is a wholly owned subsidiary of the registrant and was established on July 1, 1999 pursuant to the reorganization of the registrant. Attached hereto are press releases describing the nature and scope of the merger.

     Certain matters set forth in the press releases concerning the registrant and NTT Communications Corporation are forward looking statements. The registrant desires to qualify for the "safe habor" provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant's actual results to differ materially from those set forth in the attachments.

     These forward looking statements are subject to risks and uncertainties, including but not limited to fluctuations in operating results, additional capital requirements, competition, integration of acquisitions, and implementation of network infastructure.

                                   SIGNATURE


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NIPPON TELEGRAPH AND TELEPHONE
                                          CORPORATION



                                        By /s/    KAZUTO TSUBOUCHI
                                           -------------------------------------
                                           Name:  Kazuto Tsubouchi
                                           Title: Senior Manager
                                                  Investor Relations Group
                                                  Department IV

Date:  May 8, 2000

For Immediate Distribution
--------------------------
May 7-- Englewood, Colorado 4:00PM/ New York 6:00PM/ May 8-- Tokyo 7:00AM

CONTACTS:
For NTT Communications in the U.S.:
Nathan May, 212-453-2221 or Andy Katell, 212-453-2217

For NTT Communications in Japan:
Mika Bailey or Ryo Kanayama, 03 5403 8841

For Verio:
MEDIA:     Mona Peloquin, 303 645-1961
INVESTORS: Cheryl Herman 303 708-2420

              VERIO AND NTT COMMUNICATIONS SIGN MERGER AGREEMENT


Tokyo, May 8, 2000 - NTT Communications Corporation ("NTT Communications") and Verio Inc. (NASDAQ: VRIO) announced today that the companies have entered into a definitive merger agreement in which NTT Communications will acquire all of the shares of Verio at a price of $60 per share of common stock. The boards of directors of both companies have approved the transaction. The transaction values Verio at approximately $5.5 billion, excluding approximately $500 million attributable to NTT Communications' current shareholdings in Verio.

The agreement provides for a U.S. subsidiary of NTT Communications to commence a tender offer no later than May 17, 2000, for all of the outstanding shares of Verio's common and preferred stock. The tender offer is subject to customary terms and conditions, including the tender of that number of shares of common stock that, together with the shares of Verio common stock currently owned by NTT Communications, constitute at least a majority of Verio's outstanding shares of common stock on a fully diluted basis. NTT Communications currently holds approximately 10 percent of the outstanding shares of Verio common stock, which it acquired from Verio in May 1998. The transaction is expected to be completed in the third quarter of 2000.

NTT Communications, a subsidiary of Nippon Telegraph and Telephone (NTT) Corporation (NYSE: NTT), has been expanding its global network services and IP-based services, primarily focusing on Asia, to meet the growing demand for corporate data communications services over the Internet. Verio is a provider of comprehensive Web-hosting and Internet services, currently hosting more than 400,000

NIT Communications/Verio
Page 2

sites, with an emphasis on serving the fast-growing market of small- and medium-sized businesses. Verio also operates a Tier One Internet backbone network in the U.S.

The proposed combination will enable NTT Communications and Verio to provide their existing and potential customers with both high-quality IP network services and advanced Web-based business solutions. This will be realized by combining the established IP network of NTT Communications in Asia and Verio's capabilities in the U.S. Together, NTT Communications and Verio would have the ability to meet the needs of customers of all sizes, from the largest multinational corporations to the newest Web-centric start-ups, throughout the Pan Pacific region and the U.S.

"The proposed acquisition of Verio is an important step for NTT Communications," said Masanobu Suzuki, President and Chief Executive Officer of NTT Communications. "In the arena of global business, we have been focusing on expanding network services globally and providing them through IP networks. Another pivotal point is to have business footholds in Asia. The proposed acquisition of Verio gives an important leverage for expanding our global business in the U.S.

"By combining the IP networks and services of the two companies, we will be able to offer `one-network' IP solutions under a single-policy operating structure," Mr. Suzuki said. "These include having the ability to transmit mission-critical data across the two networks and to furnish a uniform level of quality and services.

"When completed, the combination of our two companies will facilitate competition in the Internet sector in the U.S., by delivering resources, capabilities and experience to meet the large, diverse and growing telecommunications needs of all businesses, including large global enterprises, multi-national corporations, and Web-centric firms," said Mr. Suzuki.

"Since completing our original investment in Verio in 1998, our companies have established a mutually successful strategic relationship. We expect a successful acquisition to provide a basis for the global expansion of our services in a full-fledged manner. In the long run, I believe this acquisition will have a positive impact not only on our customers worldwide, but on our financial foundation," Mr. Suzuki said.

NIT Communications/Verio
Page 3

"We believe that this agreement represents an excellent value for our shareholders and an exciting future for our customers, employees and sales channel partners," said Justin L. Jaschke, Founder, Chief Executive Officer and Director of Verio. "This transaction brings together two of the world's leading Internet companies to form an even stronger global IP competitor. The explosive growth of the online economy is forcing businesses of all sizes to compete in a global market. This combination further enhances our ability to meet the expanding needs of these companies and to accelerate the growth of our business in the U.S. and around the world."

"With our world-leading hosting platforms, Tier One network and strong global distribution, we expect to play a key role in the development of NTT Communications' international business," Mr. Jaschke said.

Verio's comprehensive services include:

     . Customer Web site hosting on shared and dedicated servers, or co-location of customers' own hardware at Verio data centers;

     . Application hosting services that make business-focused software and database applications available to customers via the Internet;

     . E-commerce platforms and services in a variety of configurations, from entry-level storefronts to sophisticated solutions for online merchants requiring highly secure, real-time payment settlement;

     . Internet connectivity services including dedicated access, DSL access, and dial-up access;

     . Domain name registration for customers seeking to establish a Web address; and

     . Virtual private networks, and managed security services to enable dedicated, secure transmission of private traffic.


NTT Communications expects its proposed combination with Verio to generate several specific benefits to customers, shareholders of NTT, and the new Internet economy generally:

     . The combined company will integrate NTT Communications' Asia IP network and Verio's Web hosting and e-business solution capabilities in the U.S., giving the company the ability to offer a "one network" solution to its customers in both Asia and the U.S.

NIT Communications/Verio
Page 4

     . NTT Communications will be able to provide more value-added services and strengthen its sales and service offerings by utilizing Verio's know-how in IP network operations, e-business services and highly capable sales force.

     . The proposed acquisition will facilitate investments and development for new global IP services such as IP-VPN and global Web content caching.

Verio also expects a range of benefits to result from synergies of the proposed merger:

     . Through the proposed combination, the high-quality Web hosting services and e-commerce platforms of Verio will be made available to Asian countries, giving Pan-Pacific customers, including ASPs, content providers, and other e-businesses, access to e-business support.

     . Verio will be able to quickly expand its client base in the U.S. and Asi a markets.

     . Having a strong business position in Pan-Pacific areas will enable Verio, together with NTT Communications, to expand into Europe more effectively.

NTT Communications believes that Verio's management and its dedicated team of 2,000 employees are important assets. No change in Verio's management personnel is anticipated, and the Verio brand name will be retained.

The purchase of shares pursuant to the offer would be followed by a merger that would result in non-tendering holders of Verio common stock and preferred stock receiving the same prices per share as tendering holders.

About Verio Inc.

Verio Inc. is the world's largest Web hosting company and a leading provider of comprehensive e-business solutions, with an emphasis on serving the small and mid-sized business market. The company offers customers a broad range of Internet solutions, including high-speed access, Web hosting, e-commerce, virtual private networks and other enhanced services. Verio supports its operations with highly reliable and scalable national infrastructure and systems including a Tier One national network. Verio delivers locally based sales and engineering support in top U.S. markets under the Verio brand name and provides Web-hosting services to customers in more than 170 countries.

For more information on Verio, visit the company's Web site at www.Verio.com.
                                                               -------------
Verio is headquartered in Englewood, Colorado.

About NTT Communications Corporation.

NTT Communications Corporation, a subsidiary of NTT, provides long distance international telecommunications reaching over 200 countries worldwide. Headquartered in Tokyo, NTT

NTT Communications/Verio
Page 5

Communications' Arcstar services operate in about 50 countries and have significant presence in Asia Pacific, North America and Europe. Arcstar global services provide managed data, multimedia and Internet services to some of the largest companies in the world. NTT Communications' investment in its Managed Services, IP Infrastructure and Internet Portal will meet the growing demand for electronic commerce-based services from its business customers and home users. NTT Communications, with the OCN brand, is already one of the largest ISPs in Japan.

For more information about NTT Communications, visit the company's Web site at http://www.ntt.com/index-e.html.
-------------------------------


Deutsche Bank Alex. Brown and Merrill Lynch acted as co-advisors to NTT Communications in this transaction. Salomon Smith Barney Inc. acted as the exclusive financial advisor to Verio in this transaction.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Verio. At the time the U.S. subsidiary of NTT Communications commences its offer, it will file a Tender Offer Statement with the U.S. Securities and Exchange Commission and Verio will file a Solicitation/Recommendation Statement with respect to the offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all shareholders of Verio, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the Commission) and the Solicitation/Recommendation Statement will also be available for free at the Commission's Web site at www.sec.gov.
-----------


Except for the historical information contained herein, certain matters set forth in this press release concerning Verio are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties, including but not limited to fluctuations in operating results, additional capital requirements, competition, integration of acquisitions, and implementation of network infrastructure. Readers are also encouraged to refer to Verio's reports from time to time filed with the Securities and Exchange Commission, including the company's current Annual Report on Form 10-K/A-1 filed on March 27, 2000, for a further discussion of Verio's business and risk factors that may affect operating and financial results.

                                     # # #

May 8, 2000


       Comments on Merger Agreement between NTT Communications and Verio

Since its reorganization in July last year, the NTT Group has been seeking, as a "global information sharing corporate group," to increase the sophistication of the Internet and to lower charges, both within Japan and overseas.

With respect to specific aspects of the activities that the Group intends to undertake, the recently announced (April 12, 2000) NTT Group Three-Year Business Plan set out the policy of focusing on IP networks and platform businesses, and expanding full-scale into U.S. and European markets from the NTT Group's Asian base.

NTT Communications has been intensifying its studies concerning the actual evolution of this policy. It has now reached agreement with Verio, in which it became the principal shareholder two years ago, on a merger with Verio.

This will make it possible to create a single network that integrates the NTT Communications IP network in Asia and Verio's IP network in the United States, thereby providing customers in Japan, Asia, the United States and other regions with a higher-quality Internet service and a greater global reach.

NTT is committed to continuing to grow its business in line with the NTT Group Three-Year Business Plan and to enhance corporate value over the long term.

Jun-Ichiro Miyazu
President
Nippon Telegraph and Telephone Corporation